UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALMOST NEVER FILMS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

020410106

(CUSIP Number)

Frank Gillen

Edificio Tango Jardin, Ave Camacho Y Calle Panama, Apto. 001

Maldonado, Uruguay

214.680.5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020410106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and supplements, as set forth below, the information contained in items 3 and 5 of the Statement on Schedule 13D filed by Frank Gillen (the "Reporting Person"), with the United States Securities and Exchange Commission (the" SEC") on November 17, 2016 (the "Schedule 13D"), relating to the common stock, par value $.001 per share of Almost Never Films, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date of this Amendment No. 1

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

As of June 16, 2017, the Reporting Person no longer beneficially owns any shares of common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Person owns 0 shares of common stock, par value $.001 per share, which represents 0% of the Issuers outstanding common stock.

The Reporting Person owns 0 shares of the Issuers common stock and therefore, no longer holds any power to vote or the power to dispose of any additional shares of common stock.

The Reporting Person ceased to be a beneficial owner of more than 5% of the common stock on June 16, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN ROSSI

/s/ Frank Gillen
Frank Gillen

June 19, 2017
Date

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